                       SECURITIES AND EXCHANGE COMMISION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                 Under the Securities and Exchange Act of 1934


                     Peoples Heritage Financial Group, Inc.
                 -----------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   711147108
                 -----------------------------------------------
                                 (CUSIP Number)

                                 Mark A. Gavin
                          Executive Vice President and
                            Chief Operating Officer
                                CFX Corporation
                                102 Main Street
                          Keene, New Hampshire  03431
                                (603) 358-5208
       ---------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 27, 1997
                 -----------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

An Exhibit Index Appears on Sequentially Numbered Page 15.

This Document Consists of 18 Pages.
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             CUSIP No. 711147108     SCHEDULE 13D        Page 2 of 18

1.       Name of Reporting Person:         CFX Corporation
         I.R.S. Identification No.         02-0402421


2.       Check the appropriate box if a Member of a Group                    (a)[ ]

                                                                             (b)[ ]
3.       SEC Use Only

4.       Source of Funds:         WC, OO


5.       Check Box if Disclosure of Legal Proceedings is Required               [ ]
         Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization:              New Hampshire


 Number of Shares                 7.       Sole Voting Power        0(1)
 Beneficially Owned by
 Each Reporting Person            8.       Shared Voting Power      0(1)
 With
                                  9.       Sole Dispositive Power:  0(1)

                                  10.      Shared Dispositive Power 0(1)



11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person:  0(1)


12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

13.      Percent of Class Represented by Amount in Row (11):        0%(1)

14.      Type of Reporting Person:         HC, CO


--------------------------------

(1) The Reporting Person and the Issuer have entered into a Stock Option Agreement covering 2,769,736 shares of PHFG Common Stock (as defined herein) (the "PHFG Option Shares") or approximately 10.0% of the total number of shares of the issuer outstanding as of October 27, 1997, without giving effect to the issuance of any shares pursuant to the option described herein, or 9.1% of the total number of shares of the issuer that would be outstanding after giving effect to the issuance of such shares. Unless and until the option granted thereunder is exercised by the Reporting Person, the Reporting Person disclaims beneficial ownership of the shares covered by the Stock Option Agreement.
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             CUSIP No. 711147108     SCHEDULE 13D        Page 3 of 18



ITEM 1.          SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $.01 per share (the "PHFG Common Stock"), of Peoples Heritage Financial Group, Inc. ("PHFG" or "Peoples Heritage"), a corporation organized and existing under the laws of the State of Maine and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The principal executive offices of PHFG are located at One Portland Square, Portland, Maine 04112.

ITEM 2.          IDENTITY AND BACKGROUND.

         (a)-(c) and (f). This Schedule 13D is filed by CFX Corporation ("CFX"), a corporation organized and existing under the laws of the State of New Hampshire and registered as a bank holding company under the BHC Act. Through its subsidiaries, CFX provides a wide range of financial services to individuals and businesses located in New Hampshire and Massachusetts. CFX's principal offices are located at 102 Main Street, Keene, New Hampshire 03431.

         Each executive officer and each director of CFX is a citizen of the United States. The name, business address and present principal occupation of each director and executive officer of CFX is set forth in Exhibit 1 to this
Schedule 13D and is specifically incorporated herein by reference.

         (d)-(e). During the last five years, neither CFX nor, to the best of CFX's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which CFX or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Stock Option Agreement, dated as of October 27, 1997, between PHFG, as issuer, and CFX, as grantee (the "PHFG Option Agreement"), PHFG has granted CFX an irrevocable option (the "PHFG Option") to purchase the PHFG Option Shares covered by this Schedule 13D under certain circumstances. Specifically, the PHFG Option grants CFX the right to purchase up to 2,769,736 shares of PHFG Common Stock, which represent 10.0% of the number of shares outstanding on October 27, 1997, without giving effect to the issuance of any shares pursuant to an exercise of the PHFG Option, or 9.1% of the number of shares of PHFG Common Stock outstanding after giving effect to the issuance of such shares, subject to certain adjustments, at a price, subject to certain adjustments, of $43.13 per share. The PHFG Option was granted by PHFG as a condition of and in consideration for CFX entering into an Agreement and Plan of Merger, dated as of October 27, 1997, between Peoples Heritage and CFX (the "Merger Agreement").





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             CUSIP No. 711147108     SCHEDULE 13D        Page 4 of 18




         The exercise of the PHFG Option for the full number of PHFG Option Shares currently covered thereby would require aggregate funds of approximately $119.4 million. It is anticipated that, should the PHFG Option become exercisable and should CFX elect to exercise the PHFG Option, CFX would obtain the funds for purchase from working capital or loans from banks that have not yet been identified.

         The foregoing descriptions of the PHFG Option Agreement is qualified in its entirety by reference to such document included as Exhibit 10.2 to the Current Report on Form 8-K filed by Peoples Heritage (Commission File No. 0-16947) with the Securities and Exchange Commission (the "SEC") on November 3, 1997.

ITEM 4.          PURPOSE OF TRANSACTION.

         On October 27, 1997, CFX and PHFG entered into the Merger Agreement, pursuant to which CFX will, subject to the conditions and upon the terms stated therein, merge with and into Peoples Heritage (the "Merger"). CFX and Peoples Heritage also entered into a Stock Option Agreement (the "CFX Option Agreement," and together with the PHFG Option Agreement, the "Option Agreements"), pursuant to which CFX granted to PHFG an irrevocable option to purchase shares of CFX common stock, $0.66 2/3 par value per share (the "CFX Common Stock") under certain circumstances (the "CFX Option," and together with the PHFG Option, the "Options"). Specifically, the CFX Option grants PHFG the right to purchase up to 4,793,062 shares of CFX Common Stock (the "CFX Option Shares") (which represent 19.9% of the number of shares of CFX Common Stock outstanding on October 27, 1997, without giving effect to the issuance of any shares pursuant to an exercise of the CFX Option, or 16.7% of the number of shares of CFX Common Stock outstanding after giving effect to the issuance of such shares), subject to certain adjustments, at a price of $22.69 per share, subject to certain adjustments. The CFX Option was granted by CFX as a condition of and in consideration for PHFG entering into the Merger Agreement.

         The Merger Agreement provides, among other things, that, as a result of the Merger, each share of CFX Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than any dissenting shares under New Hampshire law and certain other shares) will be converted into the right to receive 0.667 share (the "Exchange Ratio") of PHFG Common Stock, and cash in lieu of any fractional shares.

         The Merger is subject to customary closing conditions, including, among other things, approval of the Merger by the respective shareholders of CFX and Peoples Heritage, the receipt of all required regulatory approvals of the Merger and contemplated subsidiary bank mergers (which approvals shall not include any condition or requirement that, individually or in the aggregate, would so materially reduce the economic or business benefits of the transactions contemplated by the Merger Agreement that, had such condition or requirement been known to Peoples Heritage, Peoples Heritage, in its reasonable judgment, would not have entered into the Merger Agreement), the receipt





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             CUSIP No. 711147108     SCHEDULE 13D        Page 5 of 18



from the parties respective counsel of favorable legal opinions with respect to the tax consequences of the transactions contemplated by the Merger Agreement, the receipt by the parties of a letter from Peoples Heritage's independent public accountants to the effect that the Merger shall be accounted for as a pooling-of-interests under generally accepted accounting principles, and the receipt by each of CFX and Peoples Heritage of an opinion from the other party's legal counsel relating to certain legal matters. In addition, the Merger is conditioned upon the effectiveness of a registration statement to be filed by Peoples Heritage with the SEC with respect to the shares of Peoples Heritage Common Stock to be issued in the Merger and the approval for listing of such shares on the Nasdaq Stock Market's National Market, as well as other customary conditions. None of the foregoing approvals has yet been obtained, and there is no assurance as to if or when such approvals will be obtained.

         The Merger Agreement contains certain covenants of the parties regarding the conduct of their respective businesses pending consummation of the Merger. For example, CFX and its subsidiaries generally are required to conduct their respective businesses in the ordinary course consistent with past practice and to use all reasonable efforts to preserve their respective business organizations intact. In addition, CFX shall not, and shall cause each CFX subsidiary not to, among other things, declare any dividend on the CFX Common Stock, except for regular quarterly cash dividends which are not in excess of $0.22 per share of CFX Common Stock (which generally shall have the same record and payment dates as the record and payment dates for quarterly dividends on the PHFG Common Stock, if consistent with pooling of interest accounting treatment for the Merger); issue any shares of its capital stock, other than upon exercise of outstanding options to purchase CFX Common Stock, pursuant to the CFX Employee Stock Purchase Plan for any offering period pursuant thereto ended on or before December 31, 1997 and pursuant to the CFX Option Agreement; effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization; take specified actions with respect to its business, including without limitation increase the rate of compensation of its directors, officers or employees, enter into or modify any employee benefit plan, change its methods of accounting or tax reporting, purchase or sell assets, make capital expenditures, enter into contracts with respect to branch offices, acquire any business or entity, enter into any new line of business and enter into futures, options and similar contracts, except in the case of each of the foregoing as permitted by the Merger Agreement; amend its articles and bylaws; take any action that would impede the Merger from qualifying for pooling-of-interests accounting or as a reorganization under the Internal Revenue Code of 1986, as amended (the "Code"); take any action that would result in any of the representations and warranties of CFX not being true and correct in any material respect at or prior to the Effective Time or in any of the conditions to the Merger set forth in the Merger Agreement not being satisfied; or agree to do any of the foregoing.

         The Merger Agreement further provides that CFX shall not solicit or encourage any inquiries relating to any proposal which constitutes an Acquisition Transaction (as defined in the Merger Agreement) or, except to the extent legally required for the discharge of the fiduciary duties of the Board of Directors of CFX, as advised by counsel,





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             CUSIP No. 711147108     SCHEDULE 13D        Page 6 of 18



(i) recommend or endorse an Acquisition Transaction, (ii) participate in any discussions or negotiations regarding an Acquisition Transaction or (iii) provide any third party with any nonpublic information in connection with any inquiry or proposal relating to an Acquisition Transaction (other than in each case with or to PHFG or an affiliate of PHFG). The term "Acquisition Transaction" generally is defined in the Merger Agreement to mean any merger or consolidation involving CFX or a subsidiary of CFX, a purchase, lease or other acquisition of all or a substantial portion of the assets and liabilities of CFX or a subsidiary of CFX (other than CFX Funding L.L.C.) or a purchase or other acquisition of an interest in any class or series of equity securities of CFX (except as otherwise expressly permitted by the Merger Agreement) or a subsidiary of CFX.

         The Merger Agreement also provides that, pending consummation of the Merger, Peoples Heritage and its subsidiaries shall conduct their respective businesses in substantially the same manner as theretofore conducted, provided that nothing contained therein shall be deemed to prevent Peoples Heritage from effecting other acquisitions or entering into new lines of business. In addition, PHFG shall not, and shall cause each subsidiary which is a Significant Subsidiary (as defined in the Merger Agreement) not to, declare any dividend on the PHFG Common Stock, except for regular quarterly cash dividends which are not in excess of $0.25 per share of PHFG Common Stock; amend its articles and bylaws in a manner which would adversely affect the PHFG Common Stock or its ability to consummate the transactions contemplated by the Merger Agreement; take any action that would impede the Merger from qualifying for pooling-of-interests accounting or as a reorganization under the Code; take any action that would result in any of the representations and warranties of Peoples Heritage not being true and correct in any material respect at or prior to the Effective Time or in any of the conditions to the Merger set forth in the Merger Agreement not being satisfied; or agree to do any of the foregoing.

         The Merger Agreement provides that, upon consummation of the Merger,
(i) the Board of Directors of Peoples Heritage will include five persons serving as a director of CFX immediately prior to the Effective Time (including Peter J. Baxter) designated by CFX and who both meet the director qualification requirements set forth in the Bylaws of Peoples Heritage and are otherwise acceptable to Peoples Heritage and (ii) Peter J. Baxter shall be Vice Chairman of the Board of Directors and an Executive Vice President and Chief Operating Officer of Peoples Heritage.

         The Merger Agreement may be terminated (i) by mutual consent of the parties; (ii) by a non-breaching party if the other party (a) breaches any material covenants or undertakings contained in the Merger Agreement or (b) materially breaches any representations or warranties contained in the Merger Agreement, in each case if such breach has not been cured within thirty days after notice thereof from the terminating party; (iii) by any party if certain required regulatory approvals or consents are not obtained; (iv) by any party if either Peoples Heritage's or CFX's shareholders do not approve the Merger Agreement, unless such failure to approve is caused by the failure of the party seeking such termination to materially perform its obligations under the Merger





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             CUSIP No. 711147108     SCHEDULE 13D        Page 7 of 18



Agreement; (v) by either Peoples Heritage or CFX if the Merger is not consummated by October 27, 1998, unless the failure to consummate the Merger is due to a breach by the party seeking such termination of its obligations under the Merger Agreement; (vi) by either party if the Board of Directors of the other party has withdrawn, modified or changed in a manner adverse to the terminating party its recommendation to its stockholders to approve the Merger Agreement; (vii) by Peoples Heritage during the 15-day period following execution of the Merger Agreement if certain additional matters which are disclosed to Peoples Heritage by CFX within such period so materially and adversely affect the financial consequences of the transactions contemplated by the Merger Agreement that, in Peoples Heritage's reasonable judgment, it would not have entered into the Merger Agreement had they been known as of the date of execution of the Merger Agreement; or (viii) by CFX, at any time during the three-day period commencing on the date on which the last required governmental approval for consummation of the Merger and the contemplated subsidiary bank mergers is received (the "Determination Date"), if (x) the number obtained by dividing the average of the daily closing prices of a share of Peoples Heritage Common Stock during the 20 days preceding such approval date (the "Average Closing Price") by the market price of a share of the Peoples Heritage Common Stock on the last trading date preceding the first public announcement of the Merger (the "Starting Price") (the "Peoples Heritage Ratio") is less than 0.80, and (y) the Peoples Heritage Ratio is less than the number obtained by dividing the sum of the weighted final prices of the common stocks of a specified peer group of 22 publicly-traded bank holding companies on the Determination Date by the sum of the weighted initial prices of such common stocks on the last trading date preceding the first public announcement of the Merger, and subtracting 0.15 from this quotient (the "Index Ratio"), subject, however, to the following: (1) in the event CFX elects to exercise this termination right it must give written notice to Peoples Heritage; (2) during the three-day period commencing with its receipt of such notice, Peoples Heritage shall have the option to increase the consideration to be received by the holders of CFX Common Stock by adjusting the Exchange Ratio to equal the lesser of (x) a number (rounded to the nearest thousandth) obtained by dividing (A) the product of the Starting Price, 0.80 and the Exchange Ratio by (B) the Average Closing Price on the Determination Date and (y) a number (rounded to the nearest thousandth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio by (B) the Peoples Heritage Ratio; and (3) in the event Peoples Heritage elects to increase the Exchange Ratio within such three-day period the Merger Agreement will not be terminated.

         Concurrently with entering into the Merger Agreement, CFX and PHFG entered into the PHFG Option Agreement, pursuant to which PHFG granted to CFX the PHFG Option.

         Under the PHFG Option Agreement, the PHFG Option will become exercisable (so long as CFX is not in willful breach of any of its covenants or agreements contained in the Merger Agreement under circumstances that would entitle PHFG to terminate the Merger Agreement) upon the occurrence of both a Preliminary Purchase Event (as defined in the PHFG Option Agreement and described below) and a Purchase Event (as defined in the PHFG Option Agreement and described below) prior to the occurrence of





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             CUSIP No. 711147108     SCHEDULE 13D        Page 8 of 18



an Exercise Termination Event (as defined in the PHFG Option Agreement and described below).

         A "Preliminary Purchase Event" means any of the following events: (1) PHFG shall have authorized, recommended or publicly proposed, or publicly announced an intention to authorize, recommend or propose, or entered into an agreement (other than with CFX or any subsidiary of CFX) to effect (a) a merger, consolidation or similar transaction with PHFG or any of its subsidiaries, (b) the purchase, lease or other acquisition of all or a substantial portion of the consolidated assets or consolidated deposits of PHFG and its subsidiaries or (c) the sale or other disposition of securities representing 10% or more of the voting power of PHFG or any of its subsidiaries (any of the foregoing an "Acquisition Transaction"); (2) any person (other than CFX or any subsidiary of CFX) shall have commenced, or shall have filed a registration statement under the Securities Act of 1933 ("Securities Act") with respect to, a tender offer or exchange offer to purchase any shares of PHFG Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding shares of PHFG Common Stock; (3) the PHFG stockholders shall not have approved the Merger Agreement at the meeting of such stockholders held for the purpose of voting on the Merger Agreement, such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement or PHFG's Board of Directors shall have withdrawn or modified in a manner adverse to CFX the recommendation of PHFG's Board of Directors with respect to the Merger Agreement, in each case after it shall have been publicly announced or become publicly known that any person (other than CFX or any subsidiary of CFX) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, commenced a tender offer or filed a registration statement under the Securities Act with respect to an exchange offer or filed an application (or given notice) under the BHC Act, the Bank Merger Act, as amended, the Change in Bank Control Act of 1978, as amended, or any other applicable federal or state banking law for approval to engage in an Acquisition Transaction; or (4) PHFG shall have breached any covenant or obligation contained in the Merger Agreement and such breach would entitle CFX to terminate the Merger Agreement after (x) a proposal is made by any person (other than CFX or any subsidiary of CFX) to PHFG or its stockholders to engage in an Acquisition Transaction, (y) any person (other than CFX or any subsidiary of CFX) states its intention to PHFG or its stockholders to make a proposal to engage in an Acquisition Transaction if the Merger Agreement terminates or (z) any person (other than CFX or any subsidiary of CFX) shall have filed an application or notice with any governmental entity to engage in an Acquisition Transaction. A "Purchase Event" means any of the following events: (1) the occurrence of the Preliminary Purchase Event described in clause (1) of the preceding sentence, except that the percentage referred to in clause (c) of such clause shall be 25%; or (2) any person (other than CFX or any subsidiary of CFX) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of or the right to acquire beneficial ownership of, or any "group" (as such term is defined in Section 13(d)(3) of the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 25% or more of the then outstanding shares of PHFG Common Stock.

             CUSIP No. 711147108     SCHEDULE 13D        Page 9 of 18



         Under the PHFG Option Agreement, at any time after the first occurrence of a Repurchase Event (as defined in the PHFG Option Agreement and described below) and prior to an Exercise Termination Event, CFX may request PHFG to repurchase the PHFG Option and any PHFG Option Shares purchased pursuant thereto at an aggregate price specified in the PHFG Option Agreement, provided that the obligation of PHFG to repurchase the PHFG Option and any PHFG Option Shares under the PHFG Option Agreement shall not terminate upon the occurrence of an Exercise Termination Event unless no Purchase Event shall have occurred prior to the occurrence of an Exercise Termination Event. The term "Repurchase Event" means any of the following events: (i) if any person (other than CFX or any subsidiary of CFX) shall have acquired beneficial ownership of (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership of, or any "group" (as such term is defined in Section 13(d)(3) of the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 50% or more of the then outstanding shares of PHFG Common Stock, or (ii) if PHFG enters into an agreement: (x) to consolidate with or merge into any person, other than CFX or one of its Subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (y) to permit any person, other than CFX or on of its Subsidiaries, to merger into PHFG and PHFG shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of PHFG Common Stock shall be changed into or exchanged for stock or other securities of PHFG or any other person or cash or any other property or the outstanding shares of PHFG Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or
(z) to sell or otherwise transfer more than 50% of the consolidated assets or deposits of PHFG and its Subsidiaries to any person, other than CFX or one of its Subsidiaries.

         Each of the following is an "Exercise Termination Event" for purposes of the PHFG Option Agreement: (i) the Effective Time of the Merger, (ii) termination of the Merger Agreement in accordance with its terms prior to the occurrence of a Preliminary Purchase Event, except for a termination by CFX due to a breach by PHFG of any covenant or undertaking in the Merger Agreement which would permit CFX to terminate the Merger Agreement pursuant to Section 7.1(b)(i) thereof (a "Default Termination") and (iii) 12 months following termination of the Merger Agreement following the occurrence of a Preliminary Purchase Event or pursuant to a Default Termination, provided that if a Preliminary Purchase Event continues or occurs beyond such termination and prior to the passage of such 12-month period, then the period shall be 12 months from the expiration of the last Preliminary Purchase Event to expire but in no event more than 18 months after such termination.

         The PHFG Option Agreement provides that in the event PHFG enters into certain transactions with third parties, CFX will have the right to substitute for the PHFG Option a substitute option (the "Substitute Option") with (i) the continuing or surviving corporation, in the case of a merger or consolidation with PHFG, (ii) the transferee, in the case of a transfer of all or substantially all of PHFG's assets or (iii) with PHFG. In such





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             CUSIP No. 711147108     SCHEDULE 13D        Page 10 of 18



case, the Substitute Option will have the same or, if not so permitted by law, as similar as possible terms as the PHFG Option, with the number of shares covered by the Substitute Option and the exercise price therefor determined as specified in the PHFG Option Agreement.

         The PHFG Option Agreement provides that in no event shall CFX's Total Profit (as defined in the PHFG Option Agreement and described below) exceed $35,000,000 and, if it otherwise would exceed such amount, CFX, at its sole election, shall either (i) reduce the number of shares of PHFG Common Stock subject to the PHFG Option, (ii) deliver to PHFG for cancellation PHFG Option Shares previously purchased by CFX, (iii) pay cash to PHFG or (iv) any combination thereof, so that CFX's actually realized Total Profit shall not exceed $35,000,000 after taking into account the foregoing actions. The term "Total Profit" means the aggregate amount (before taxes) of the following: (i) the amount received by CFX pursuant to PHFG's repurchase of the PHFG Option (or any portion thereof) pursuant to the PHFG Option Agreement, (ii) (x) the amount received by CFX pursuant to PHFG's repurchase of the PHFG Option Shares, less
(y) CFX's purchase price for such PHFG Option Shares, (iii) (x) the net cash amounts received by CFX pursuant to the sale of PHFG Option Shares (or any other securities into which such PHFG Option Shares are converted or exchanged) to any unaffiliated party, less (y) CFX's purchase price of such PHFG Option Shares, (iv) any amounts received by CFX on the transfer of the PHFG Option (or any portion thereof) to any unaffiliated party and (v) any equivalent amount with respect to the Substitute Option.

         The PHFG Option Agreement also provides that the PHFG Option may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit (as defined in the PHFG Option Agreement and described below) of more than $35,000,000, provided that this provision shall not restrict any exercise of the PHFG Option permitted on any subsequent date. The term "Notional Total Profit" means with respect to any number of shares as to which CFX may propose to exercise the PHFG Option the Total Profit determined as of the date of such proposed exercise assuming that the PHFG Option were exercised on such date for such number of shares and assuming that such shares, together with all other PHFG Option Shares held by CFX and its affiliates as of such date, were sold for cash at the closing market price for the PHFG Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

         The foregoing descriptions of the Merger Agreement, the CFX Option Agreement and the PHFG Option Agreement are qualified in their entirety by reference to such documents, copies of which are included as Exhibits 2.1, 10.1, and 10.2 respectively, to the Current Report on Form 8-K filed by Peoples Heritage on November 3, 1997.





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             CUSIP No. 711147108     SCHEDULE 13D        Page 11 of 18



ITEM 5.          INTEREST IN SECURITIES OF ISSUER.

         (a)-(b). By reason of its execution of the PHFG Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, CFX may be deemed to have sole voting and sole dispositive power with respect to the PHFG Common Stock subject to the PHFG Option and, accordingly, may be deemed to beneficially own 2,769,736 shares of PHFG Common Stock, or 10.0% of the PHFG Common Stock issued and outstanding as of October 27, 1997, or 9.1% of the number of shares of PHFG Common Stock outstanding after giving effect to the issuance of such shares pursuant to an exercise of the PHFG Option. However, because the PHFG Option is exercisable only in the circumstances set forth in
Item 4 of this Schedule 13D, none of which has occurred as of the date hereof, CFX expressly disclaims any beneficial ownership of the 2,769,736 shares of PHFG Common Stock which are obtainable by CFX upon exercise of the PHFG Option.

         Douglas S. Hatfield, Jr., a director of CFX Corporation is co-trustee of three separate trusts: (i) the William E. Dubben Trust, (ii) the William E. Dubben Charitable Remainder Trust, and (iii) the Mildred E. Chamberlain Trust. These three trusts own, in the aggregate, 3,196 shares of PHFG Common Stock. A co-trustee, Mr. Hatfield disclaims beneficial ownership of the PHFG Common Stock owned by the three trusts pursuant to Rule 13d-4 under the Exchange Act.

         Except as set forth above, neither CFX nor, to the best of CFX's knowledge, any of the individuals named in Schedule 1 hereto, is a beneficial owner of any PHFG Common Stock.

         (c) Except as set forth above, no transactions in PHFG Common Stock were effected during the past 60 days by CFX or, to the best of CFX's knowledge, by any of the individuals named in Schedule 1 hereto.

         (d) So long as CFX has not purchased the Shares of PHFG Common Stock subject to the PHFG Option, CFX does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of PHFG Common Stock.

         (e)     Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Concurrently with the entering into of the PHFG Option Agreement, CFX and Peoples Heritage entered into the CFX Option Agreement. See Item 4 above. With the exception of the number of shares subject to the option, the price at which the option may be exercised and the percentage of CFX Common Stock which would be owned by PHFG upon exercise of the option, the terms of the CFX Option Agreement are substantially identical in all respects to those of the PHFG Option Agreement.

             CUSIP No. 711147108     SCHEDULE 13D        Page 12 of 18



         As described above in response to Item 4, the Merger Agreement contains certain customary restrictions on the conduct of the business of PHFG, including restrictions relating to the PHFG Common Stock. Except as provided in the Merger Agreement and the Option Agreements, neither CFX nor, to the best of CFX's knowledge, any of the individuals named in Exhibit 1 hereto, has any contracts, arrangements, understandings, or relationships (legal or otherwise), with any person with respect to any securities of PHFG, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

         In connection with the Merger, the directors and certain executive officers of CFX entered into separate letter agreements with PHFG (the "CFX Letter Agreements") in which such persons generally agreed, among other things, to vote their individual shares of CFX common stock for approval of the Merger Agreement. Correspondingly, each director and certain executive officers of PHFG entered into separate letter agreements with CFX (the "PHFG Letter Agreements") in which such persons generally agreed, among other things, to do the same with respect to their individual shares of PHFG common stock. Copies of the forms of the CFX Letter Agreement and the PHFG Letter Agreement are included with the Current Report on Form 8-K filed by PHFG on November 3, 1997.

             CUSIP No. 711147108     SCHEDULE 13D        Page 13 of 18



ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

         The exhibits listed in the Exhibit Index are filed herewith or, in the alternative, incorporated by reference.

             CUSIP No. 711147108     SCHEDULE 13D        Page 14 of 18




                                   SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                       CFX CORPORATION


                                       By:      /s/ Mark A. Gavin
                                                -------------------------------
                                                Mark A. Gavin
                                                Executive Vice President and
                                                Chief Operating Officer

             CUSIP No. 711147108     SCHEDULE 13D        Page 15 of 18



                                 EXHIBIT INDEX


Exhibit                             Description                        Sequentially Numbered Location
-------                             -----------                        -------------------------------
   1           Name, business address and present principal                           16
               occupation of each director and executive officer of
               CFX Corporation.

   2           Agreement and Plan of Merger, dated as of October 27,                  --
               1997, between CFX Corporation and Peoples Heritage
               Financial Group, Inc. (incorporated by reference from
               Exhibit 2.1 of the Current Report on Form 8-K filed
               by Peoples Heritage Financial Group, Inc. (Commission
               File No. 0-16947) on November 3, 1997).

   3           Stock Option Agreement, dated as of October 27, 1997,                  --
               between CFX Corporation, as the issuer, and Peoples
               Heritage Financial Group, as the grantee
               (incorporated by reference from Exhibit 10.1 of the
               Current Report on Form 8-K filed by Peoples Heritage
               Financial Group, Inc. (Commission File No. 0-16947)
               on November 3, 1997).

   4           Stock Option Agreement, dated October 27, 1997,                        --
               between Peoples Heritage Financial Group, Inc., as
               the issuer, and CFX Corporation, as the grantee
               (incorporated by reference from Exhibit 10.2 of the
               Current Report on Form 8-K filed by Peoples Heritage
               Financial Group, Inc. (Commission File No. 0-16947)
               on November 3, 1997).

             CUSIP No. 711147108     SCHEDULE 13D        Page 16 of 18



                                                                       Exhibit 1


                 Name, business address and present occupation
                    of the directors and executive officers
                               of CFX Corporation


Directors

         The business address of each director of CFX Corporation is c/o of CFX Corporation 102 Main Street, Keene, New Hampshire 03431.

RICHARD F. ASTRELLA
President, Orange Savings Bank.

WILLIAM E. AUBUCHON, III
Chairman of the Board and Chief Executive Officer, W.E. Aubuchon Company.

PETER J. BAXTER*
President and Chief Executive Officer, CFX Corporation.

RICHARD B. BAYBUTT
Chairman of the Board, Baybutt Construction Company.

CHRISTOPHER V. BEAN
Secretary, CFX Corporation; Attorney, Bean Law Offices.

CHRISTOPHER W. BRAMLEY*
President and Chief Executive Officer, Safety Fund National Bank. Formerly Executive Vice President, Shawmutt Bank, N.A. (1986-1994).

JOHN N. BUXTON
Vice Rector for Administration, St. Paul's School, Concord, New Hampshire.

P. KEVIN CONDRON
President, Central Supply Company, Inc.

TIMOTHY J. CONNORS
Executive Director, Portsmouth Housing Authority; Chairman, New Hampshire Pari-Mutuel Commission.

DOUGLAS CRICHFIELD*
Executive Vice President of CFX Corporation; President and Chief Executive Officer of CFX Bank. Formerly Chairman and President of Community Bankshares Incorporated and President of Concord Savings Bank.

             CUSIP No. 711147108     SCHEDULE 13D        Page 17 of 18



CALVIN L. FRINK
Retired.

EUGENE E. GAFFEY
Chairman of the Board, CFX Corporation and CFX Bank. Retired Justice, Hinsdale Municipal Court.

DAVID R. GRENON
Chairman of Advisory Board and Assistant Clerk, the Protector Group Insurance Agency, Inc.

ELIZABETH SEARS HAGER
Executive Director, United Way of Merrimack County. Formerly New Hampshire State Representative.

DOUGLAS S. HATFIELD, JR.
President and Treasurer, Hatfield, Moran & Barry, P.A. (attorneys).

PHILIP A. MASON
Partner, Mason & Martin, LLP.

WALTER R. PETERSON
President Emeritus, Franklin Pierce College; Trustee, University of New
Hampshire.

DR. SETH A. RESNICOFF
Private Practice of surgery; Chairman of the Board, Strategic Healthcare; Trustee, Derryfield School, Manchester, New Hampshire.

MARK E. SIMPSON
President and Chief Operating Officer of Portsmouth Savings Bank. Formerly, trustee of Portsmouth Savings Bank, Director of Portsmouth Bank Shares, Inc. and Secretary and Treasurer of Portsmouth Bank Shares, Inc.

ROBERT W. SIMPSON
Retired. Formerly Chairman of the Board of Directors of Portsmouth Bank Shares, Inc.

L. WILLIAM SLANETZ
Owner, Cheshire Realty.



* ALSO EXECUTIVE OFFICERS OF CFX CORPORATION

             CUSIP No. 711147108     SCHEDULE 13D        Page 18 of 18



Executive Officers:

         The business address of each non-director executive officer of CFX Corporation is c/o of CFX Corporation 102 Main Street, Keene, New Hampshire 03431.

MARK A. GAVIN
Executive Vice President and Chief Operating Officer, CFX Corporation.

GREGG R. TEWKSBURY
Chief Financial Officer, CFX Corporation.

E.L. HERBERT
General Counsel, CFX Corporation.

DAVID N. RASMUSSEN
Chief Information Officer, CFX Corporation.

STEPHEN R. SHIRLEY
Senior Vice President and Senior Trust Officer, CFX Corporation.